

HINDALCO
ADITYA BIRLA GROUP


06017809

AM:PVK:845:2006

Date: 20th October, 2006

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D.C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001 202 551-6551

SUPPL

RECEIVED
2006 OCT 30 P 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Re.: Hindalco Industries Limited
Rule 12g3-2(b) Exemption file No. 82-3428

Dear Sir,

Sub:- **Record Date for sending First Call Money Notice on Company's Rights Issue.**

Please refer to our Letter dated 18th October, 2006, wherein, the intimation of Board decision is communicated to you on First Call on Rights Issue of 231,936,993 Equity Shares with a Face Value of Re.1/- each at premium of Rs.95/- per Equity Share made between December, 2005 to January, 2006. The Allotment is made on 15th February, 2006. 25% i.e. Rs.24/- per Share is paid along with application money. As per the Terms of the Rights Offer, further 25% of the issue price i.e. Rs.24/- per share is payable any time between 9 to 12 months from the date of Allotment and remaining 50% i.e. Rs.48/- is payable after 18 to 24 months from the date of Allotment.

In this connection, please note that after consultation with Stock Exchange, the Company has fixed the **Record Date** on Monday, the 6th November, 2006, for the purpose of sending the First Call Money Notice for payment of Rs.24/- per Share to the Shares Holder.

Please take the same on record and do the needful accordingly.

Thanking you,

PROCESSED
NOV 01 2006
THOMSON
FINANCIAL

Yours faithfully,
for HINDALCO INDUSTRIES LTD.

ANIL MALIK
GENERAL MANAGER &
COMPANY SECRETARY

10/30

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 5662 6666 • Fax : 2422 7586 / 2436 2516
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai - 400 093. • Tel.: 5691 7000 • Fax : 5691 7050 / 7070)
Works : P.O. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 252079 • Fax : (05446) 252107


ADITYA BIRLA GROUP

AM:SJV:STE:2006

October 18, 2006

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
MUMBAI 400 001.
(Stock Code : 500440)
FAX No. 2722037/272 3121/272 2041

National Stock Exchange of India Ltd.
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (East)
MUMBAI 400 051
TEL NO. 26598100 / 6598235/36
FAX NO. 26598237/38

Dear Sir,

Sub : First Call Notice on Company's Right Issue.

As per the terms of the Company's Right Issue of 231,936,993 Equity Shares with a face value of Re. 1 each at premium of Rs. 95 per Equity Share made between December 2005 to January, 2006. The Allotment is made on 15th February, 2006. 25% i.e. Rs. 24/- per share is paid along with application money As per the Terms of the Right Offer, the further 25% of the Issue Price i.e. Rs. 24/- per shares is payable any time between 9 to 12 months from the date of Allotment and remaining 50% i.e. Rs. 48/- is payable after 18 to 24 months from the date of Allotment.

The Board of Directors in their meeting held on 18th October, 2006, has decided to make first call i.e. Rs. 24/- of the Issue Price, as per the terms of said Offer Documents.

Further, the Board of Directors has authorized to the Company Secretary to fix the Record Date in consultation with the Stock Exchanges, for sending the First Call Notice to the shareholders, as per the provisions of Offer Documents and Articles of Association of the Company.

You are requested to take a note of the above and also note that the Company will fix the Record Date after consulting with Stock Exchanges.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary.

CC TO : JP MORGAN CHASE BANK, N.A.
FOUR NEW YORK PLAZA
13RD FLOOR
NEW YORK, NEW YORK 1004
ATTN : ADR Administration
FAX NO. (212) 623 0079

HINDALCO INDUSTRIES LIMITED
Regd. Office : Century Bhavan, 3rd Flr., Dr. Annie Besant Road, Worli, Mumbai - 400 025. • Tel.: 462 6666 • Fax : 422 7586 / 436 2516 • Email : smaudgal@adityabirla.com
(Ahura Centre, 'B' Wing, 1st Floor, 82- Mahakali Caves Road, Andheri (E), Mumbai-400 093. • Tel.: 691 7000 • Fax : 691 7050 / 7070 • E-mail : sales.hilwz@adityabirla.com)
Works : P.o. Renukoot, Pin : 231217, Dist. : Sonbhadra (U.P.) • Tel.: Pipri (05446) 52079 • Fax : (05446) 52107

CC TO : Mr. Bonnie A. Schuman
The Corporation Trust Company
818 West Seventh Street – Team 2
Los Angeles, CA 90017
U. S. A.
Fax No. 001213 614 7903
Tel No. 001 213 243 9265

CC TO : Mr. Daniel Schammo
Banque Internationale A Luxembourt
Societe anynyme
69, Route of Esch
I 2953 LUXEMBOURG
Fax No. 00 352 4590 2010
TEL No. 00 352 4590 – 1

CC TO : Securities and Exchange Commission
Attn : International Corporate Finance
Division of Corporate Finance
100 P Street, NE
Washington D. C. 20549
United States of America
Fax No. 001 202 5513 450
TEL No. 001202 551-6551

Re : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

CC TO : The Secretary
National Securities Depository Ltd
Trade World, 4th Floor
Kamala Mills Compound
Senapati Bapat Marg, Lower Parel
MUMBAI 400 013
Fax No. 4972993

CC TO : The Secretary
Central Depository Services (India) Limited
Phiroze Jeejeebhoy Towers, 28th Floor
Dalal Street,
MUMBAI 400 001
FAX No. 2723199